As Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259562

PROSPECTUS SUPPLEMENT NO. 6

To Prospectus Dated October 8, 2021

This prospectus supplement amends and supplements the prospectus dated October 8, 2021, as supplemented or amended from time to time (Prospectus), which forms a part of our Registration Statement on Form S-1 (No. 333-259562). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on April 7, 2022 (Current Report). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to: (1) the resale by certain of the BluJay Sellers (as defined below) of 72,383,299 shares of our Class A Common Stock, par value $0.0001 per share (Class A Common Stock), issued in connection with the Share Purchase Deed, dated as of May 27, 2021 (as may be amended from time to time in accordance with the terms thereof, the Purchase Agreement), by and among E2open Parent Holdings, Inc. (E2open or the Company), BluJay Topco Limited (BluJay) and the shareholders of BluJay (BluJay Sellers), pursuant to which E2open or a direct or indirect subsidiary thereof purchased all of the outstanding shares of capital stock of BluJay from the BluJay Sellers (BluJay Acquisition) on September 1, 2021, and as a result, BluJay and its subsidiaries became subsidiaries of E2open; (2) the resale by certain of the BluJay PIPE Investors (as defined below) of 28,909,022 shares of Class A Common Stock issued in exchange for aggregate gross proceeds of approximately $300 million to certain investors, including certain existing stockholders (BluJay PIPE Investors) in connection with the BluJay Acquisition; (3) the resale of 133,323 shares of Class A Common Stock issued pursuant to a purchase price adjustment in accordance with the Business Combination Agreement; and (4) the resale of 103,929 shares of Class A Common Stock issuable upon the exchange of common units of E2open Holdings, LLC (Common Units) issued pursuant to a purchase price adjustment in accordance with the Business Combination Agreement and the surrender and cancellation of a corresponding number of shares of Class V Common Stock of E2open (Class V Common Stock). The aggregate number of shares of Class A Common Stock shall be adjusted to include any additional shares of Class A Common Stock that may become issuable as a result of any stock dividend, stock split, recapitalization or other similar transaction.

Our Class A Common Stock and warrants trade on the New York Stock Exchange under the symbols “ETWO” and “ETWO-WT,” respectively. On April 6, 2022, the closing price of our common stock was $8.70 per share and the closing price of our warrants was $2.20 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the Risk Factors section beginning on page 11 of the Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 7, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 6, 2022

E2open Parent Holdings, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39272	86-1874570
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9600 Great Hills Trail, Suite 300E
Austin, TX
(address of principal executive offices)
78759
(zip code)
866-432-6736
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	ETWO	New York Stock Exchange
Warrants to purchase one share of Class A Common Stock at an exercise price of $11.50	ETWO-WT	New York Stock Exchange

Item 1.01. Entry Into A Material Definitive Agreement.

On April 6, 2022, E2open Intermediate, LLC, on behalf of E2open Parent Holdings, Inc. (“E2open”), E2open, LLC, a subsidiary of E2open as borrower, Goldman Sachs Bank USA, as administrative agent, and the financial institutions parties thereto as lenders and issuing banks entered into Amendment No. 3 to Credit Agreement (the “Credit Agreement Amendment”), which amends that certain Credit Agreement dated as of February 4, 2021 (the “Existing Credit Agreement” as later amended and restated).

Under the Credit Agreement Amendment, E2open, LLC obtained a senior secured incremental term loan facility in an aggregate principal amount equal to $190,000,000 (the “Incremental Term Facility”). The Incremental Term Facility was documented as a fungible increase to the term loans under the Existing Credit Agreement and were drawn in full on April 6, 2022. The proceeds of the Incremental Term Facility will be used to repay the $80 million revolver balance incurred to close the Logistyx Technologies, LLC (“Logistyx”) transaction and place cash on the balance sheet to pay the remaining $95 million purchase commitments for Logistyx, should E2open elect to pay cash in lieu of stock, and for general corporate purposes. The Company will pay customary fees to Golub Capital Markets LLC (“Golub”), the lead arranger of the Credit Agreement Amendment, and Goldman Sachs.

The foregoing description of the Credit Agreement Amendment is qualified in its entirety by reference to the complete terms of the Credit Agreement Amendment, which E2open will file as an exhibit to its upcoming Annual Report on Form 10-K.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure set forth in Item 1.01 of this Current Report on Form 8-K with respect to the Credit Agreement Amendment is incorporated by reference into this Item 2.03.

Item 7.01. Regulation FD Disclosure

On April 7, 2022, E2open issued a press release announcing the entry into the Credit Agreement Amendment, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall either be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific references in such a filing.

Item 9.01. Financial Statements and Exhibits.

Exhibits.

Exhibit Number		Description
99.1	—	Press release, dated April 7, 2022
104	—	Cover Page Interactive Data File (formatted in Inline XBRL)

SIGNATURE

Pursuant to the Requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

E2open Parent Holdings, Inc.

Date: April 7, 2022	By:	/s/ Laura L. Fese
Laura L. Fese
Executive Vice President and General Counsel

Exhibit 99.1

E2open Upsizes Existing Credit Agreement by $190 Million

AUSTIN, Texas – April 7, 2022 – E2open Parent Holdings, Inc. (NYSE: ETWO), a leading network-based provider of a cloud-based, mission-critical, end-to-end supply chain management platform, today announced it has amended and upsized its existing credit facility with an incremental term loan provided by Golub Capital.

The use of the proceeds from the upsizing will be used to finance the first purchase price payment for Logistyx Technologies and provides E2open the flexibility to settle the remaining two purchase price payments with all cash. Any excess cash from this upsized agreement in conjunction with the balance sheet cash and cash flow from operations will then be deployed for share repurchases or other general corporate purposes.

“We are excited to secure permanent financing for the recently announced acquisition of Logistyx Technologies at the same rate as our existing credit facility in the current credit environment,” said Jarett Janik, chief financial officer at E2open.

Under the terms of the upsized agreement, E2open's total credit facility will include $1.1 billion in term loan and $155 million in revolving credit facility (of which will be 100% available, post transaction). The term loan facility bears interest at LIBOR rate plus 3.50% and matures in February 2028.

About E2open

At E2open, we’re creating a more connected, intelligent supply chain. It starts with sensing and responding to real-time demand, supply and delivery constraints. Bringing together data from clients, distribution channels, suppliers, contract manufacturers and logistics partners, our collaborative and agile supply chain platform enables companies to use data in real time, with artificial intelligence and machine learning to drive smarter decisions. All this complex information is delivered in a single view that encompasses your demand, supply, logistics and global trade ecosystems. E2open is changing everything. Demand. Supply. Delivered.TM Visit www.e2open.com.

E2open and the E2open logo are registered trademarks of E2open, LLC. Demand. Supply. Delivered. is a trademark of E2open, LLC.

Safe Harbor Statement

Certain statements in this press release are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created thereby. These statements relate to future events or the Company's future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In particular, statements about the Company's expectations, beliefs, plans, objectives, assumptions, future events or future performance contained in this press release are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may," "will,"

"could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," "outlook," "guidance" or the negative of those terms or other comparable terminology.

Please see the Company's documents filed or to be filed with the Securities and Exchange Commission, including the annual report filed on Form 10-K, and any amendments thereto for a discussion of certain important risk factors that relate to forward-looking statements contained in this press release. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates, and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company's control. These and other important factors may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

Adam Rogers

Sr. Director of Investor Relations, E2open

adam.rogers@e2open.com

515-556-1162

Media Contact

5W PR for E2open

e2open@5wpr.com

718-757-6144

Corporate Contact

Kristin Seigworth

VP Communications, E2open

kristin.seigworth@e2open.com